As filed with the Securities and Exchange Commission on November 1, 2006
                                                      Registration No. 333  -

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                -----------------

                                  KOOKMIN BANK
   (Exact name of issuer of deposited securities as specified in its charter)

                                -----------------

                                       N/A
                   (Translation of issuer's name into English)

                                -----------------

                                Republic of Korea
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                -----------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                -----------------

                          Kookmin Bank, New York Branch
                          565 Fifth Avenue, 24th Floor
                            New York, New York 10017
                                 (212) 697-6100
   (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                   Copies to:
        Yong G. Lee, Esq.                           Herman H. Raspe, Esq.
Cleary Gottlieb Steen & Hamilton              Patterson Belknap Webb & Tyler LLP
               LLP                               1133 Avenue of the Americas
 39th Floor, Bank of China Tower                   New York, New York 10036
   One Garden Road, Hong Kong

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                          ----------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing one (1) common share,
par value 5,000 won per share, of
Kookmin Bank                               200,000,000              $5.00            $10,000,000.00          $1,070.00
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ------------------------------
1. Name of Depositary and address of its principal                 Face of Receipt - Introductory Article.
   executive office
2. Title of Receipts and identity of deposited securities          Face of Receipt - Top Center.

Terms of Deposit:
   (i)    The amount of deposited securities represented by        Face of Receipt - Upper right corner.
          one American Depositary Share ("ADSs")
   (ii)   The procedure for voting, if any, the deposited          Reverse of Receipt - Paragraphs (15)
          securities                                               and (16).
   (iii)  The collection and distribution of dividends             Reverse of Receipt - Paragraph (12).
   (iv)   The transmission of notices, reports and proxy           Face of Receipt - Paragraph (11);
          soliciting material                                      Reverse of Receipt - Paragraph (15).
   (v)    The sale or exercise of rights                           Reverse of Receipt - Paragraphs (13) and (15).
   (vi)   The deposit or sale of securities resulting from         Face of Receipt - Paragraph (3)
          dividends, splits or plans of reorganization             Reverse of Receipt - Paragraphs (13), (17) and (22)
   (vii)  Amendment, extension or termination of the deposit       Reverse of Receipt - Paragraphs (20) and (21) (no
          agreement                                                provision for extensions).
   (viii) Rights of holders of Receipts to inspect the             Face of Receipt - Paragraph (11).
          transfer books of the Depositary and the list of
          holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ------------------------------
   (ix)   Restrictions upon the right to deposit or withdraw       Face of Receipt - Paragraphs (2), (3), (4),
          the underlying securities                                (5), (6) and (7);
                                                                   Reverse of Receipt - Paragraph (22).
   (x)    Limitation upon the liability of the Depositary          Face of Receipt - Paragraph (4);
                                                                   Reverse of Receipt - Paragraph (18).
   (xi)   Fees and charges which may be imposed directly or        Face of Receipt - Paragraph (7).
          indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION                                      Face of Receipt - Paragraph (11).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Second Amended and Restated Deposit Agreement, by and among Kookmin Bank, (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the "Second Amended and Restated Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities that are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, by and among Kookmin Bank, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of November 2006.

                                        Legal entity created by the Second
                                        Amended and Restated Deposit Agreement
                                        under which the American Depositary
                                        Shares registered hereunder are to be
                                        issued, each American Depositary Share
                                        representing one (1) common share, par
                                        value 5,000 Won per share, of Kookmin
                                        Bank.

                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary


                                        By: /s/ Susan A. Lucanto
                                            ------------------------------------
                                            Name:  Susan A. Lucanto
                                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Kookmin Bank certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, Korea on November 1, 2006.

                                        KOOKMIN BANK


                                        By: /s/ Kap Shin
                                            ------------------------------------
                                            Name:  Kap Shin
                                            Title: CFO/Senior EVP
                                                   Executive Director

                                   SIGNATURES

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Kap Shin, CFO/Senior EVP, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 1, 2006.

Signature                                  Title
---------                                  -----


/s/ Chung Won Kang                         President and Chief Executive Officer
-----------------------------
Chung Won Kang


/s/ Hyung Duk Chang                        Chief Audit Executive
-----------------------------
Hyung Duk Chang


/s/ Ki Hong Kim                            Chief Executive Vice President
-----------------------------
Ki Hong Kim


/s/ Kap Shin                               Chief Financial Officer and Senior
-----------------------------              Executive Vice President
Kap Shin


/s/ Dong Soo Chung                         Non-Executive Director
-----------------------------
Dong Soo Chung

Signature                                  Title
---------                                  -----


/s/ Nobuya Takasugi                        Non-Executive Director
-----------------------------
Nobuya Takasugi


/s/ Kee Young Chung                        Non-Executive Director
-----------------------------
Kee Young Chung


/s/ Doo Hwan Song                          Non-Executive Director
-----------------------------
Doo Hwan Song


/s/ Chang Kyu Lee                          Non-Executive Director
-----------------------------
Chang Kyu Lee


/s/ Dam Cho                                Non-Executive Director
-----------------------------
Dam Cho


/s/ Bo Kyung Byun                          Non-Executive Director
-----------------------------
Bo Kyung Byun


/s/ Baek In Cha                            Non-Executive Director
-----------------------------
Baek In Cha


/s/ Young Soon Cheon                       Non-Executive Director
-----------------------------
Young Soon Cheon


/s/ Sang Won Lee
-----------------------------
Name:  Sang Won Lee
Title: General Manager
       Kookmin Bank New York Branch
       as authorized representative in the U.S.

                                Index to Exhibits

                                                                   Sequentially
Exhibit               Document                                     Numbered Page
-------               --------                                     -------------
(a)                   Form of Second Amended and
                      Restated Deposit Agreement

(d)                   Opinion of counsel to the Depositary